Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)





TSX: SPF.UN

ERCO Valdosta Power Contract Update

Calgary, October 3, 2006...Superior Plus Income Fund (the "Fund") today announced the results of the review by the State of Georgia Public Service Commission (PSC) regarding the power supply contract for the 100,000 tonne annual capacity ERCO Worldwide Valdosta, Georgia sodium chlorate facility. The PSC has voted to approve the supply of electricity by Georgia Power pursuant to their industrial interruptible tariff for the supply of power in that region. Based on testimony by Georgia Power at the PSC hearing, the tariff rate will be in the mid US$40's/MW, using US$10/GJ as the assumed natural gas cost in their tariff calculations.

Grant Billing, Chairman and Chief Executive Officer, said "This is a positive first step in establishing a secure source of long term power for the Valdosta facility. The plant will operate as swing facility when power prices are favourable and can be supported in the sodium chlorate market place. We will now be in a position to negotiate prices for our sodium chlorate sales from this facility for January 2007, based on our knowledge of the amount of the increase to our power costs."

Depending on the results of the final negotiation of the power supply agreement and the prices for the 2007 sodium chlorate sales agreements, these events should have a positive impact on our previous ERCO guidance and may increase our 2007 estimate of distributable cash flow contribution for ERCO Worldwide towards the mid to upper end of the $60 to $65 million range.

About the Fund

The Fund holds 100% of the limited partnership units of Superior Plus LP, a limited partnership formed between Superior, as general partner and the Fund as limited partner. Superior Plus LP has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec. In addition, as part of the strategic plan, ***JW Aluminum*** a leading manufacturer of specialty, flat-rolled aluminum products in the United States, currently owned by Superior Plus, is in the process of being sold.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

dlw 10/31

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Forward Looking Statements: *Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund and Superior. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures

Distributable cash flow *of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.*

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)


Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

Superior Plus Appoints Chief Financial Officer

Calgary, October 11, 2006...Superior Plus announces the appointment of Wayne M. Bingham, B.Comm., CA, as Executive Vice-President and Chief Financial Officer, effective November 1, 2006.

Mr. Bingham has over 25 years of experience in financial reporting and capital markets. Prior to joining Superior, Mr. Bingham served as Executive Vice-President and Chief Financial Officer at Finning International Inc. in Vancouver. Prior to that, Mr. Bingham served as Executive Vice-President and Chief Financial Officer of Ontario Power Generation. Mr. Bingham has also held many senior executive and management positions focusing on strategy, financing, compliance, risk management, treasury and supply chain operations.

Grant Billing, Chairman and Chief Executive Officer, said "We are excited to appoint Wayne as our CFO. His strong background and extensive experience in all aspects of financial management will serve him well in his new responsibilities for the financial strategies to further Superior's corporate goals and objectives, including the successful implementation of our strategic plan."

About the Fund

Superior Plus Income Fund is a diversified business trust with an enterprise value of approximately $2 billion. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec. In addition, as part of the strategic plan, ***JW Aluminum*** a leading manufacturer of specialty, flat-rolled aluminum products in the United States, currently owned by Superior Plus, is in the process of being sold.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus

RECEIVED
2006 OCT 26 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS

TSX: SPF.UN *For Immediate Release*

Superior Plus Income Fund Announces Completion of Internal Reorganization

Calgary, September 30, 2006... On September 30, 2006, Superior Plus Income Fund (the "Fund") announced the completion of the previously announced internal reorganization to a "trust over partnership structure". Effective September 30, 2006, the business operations previously carried on by Superior Plus Inc. ("Superior") and its related subsidiaries are being conducted by Superior Plus LP, a limited partnership between Superior as general partner and the Fund as limited partner, and its related subsidiaries.

The Reorganization will not effect Superior's business operations and in its capacity as general partner, Superior will continue to operate the business of Superior Plus LP.

The Reorganization was overwhelmingly approved (99.66% of votes cast) by a special resolution of unitholders at the special meeting held on September 28, 2006. As part of the Reorganization, the Fund entered into a new Declaration of Trust and Administration Agreement to give effect to the new structure and to update such documents to reflect current income trust practices.

Grant Billing, Chairman and Chief Executive Officer, said, "The completion of the reorganization into a more modern trust-on-partnership structure is anticipated to enhance the value and distributable cash flow to unitholders and marks an important step in implementing our strategic plan announced on July 10, 2006."

About the Fund

The Fund holds 100% of the limited partnership units of Superior Plus LP, a limited partnership formed between Superior, as general partner and the Fund as limited partner. Superior Plus LP has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec. In addition, as part of the strategic plan, ***JW Aluminum*** a leading manufacturer of specialty, flat-rolled aluminum products in the United States, currently owned by Superior Plus, is in the process of being sold.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

The Special Meeting of Unitholders together with a presentation on the operations of Superior Plus, including the progress made on the implementation of the strategic plan, presented by Grant Billing immediately following the meeting, have been webcast and archived for future reference. The archived webcast can be accessed on our website at www.superiorplus.com under "Events and Presentations," "Archived Web Casts."

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

***Forward Looking Statements**: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund and Superior. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures

***Distributable cash flow** of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.*